

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via e-mail:</u>
Mr. Buddy Young
President and Chief Executive Officer
Futura Pictures, Inc.
17337 Ventura Boulevard, Suite 216
Encino, CA 91316

      Re: **Futura Pictures, Inc.**
             Form 10-K for the fiscal year ended February 29, 2012
             Filed April 30, 2012
             File No. 000-54211

Dear Mr.Young:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended February 29, 2012</u>

<u>Cover Page</u>

1. Please note that you should show 000-54211 as your Commission file number on your cover page in future filings.

<u>Financial Statements</u>

<u>Statements of Operations, page 22</u>

2. At the bottom of page 16, you disclose that a substantial portion of your revenue is generated by distributing training videos of other companies. In your next filing, separately report distribution revenue from revenue from the sale of your videos.

Please disclose your revenue recognition policy for revenue from distributing videos and whether you are reporting the net revenue. Also separately disclose Cost of Revenue for each source of revenue.

Notes to Financial Statements

3. Please disclose your financial reporting for the January 1, 2011 Asset Transfer, Assignment and Assumption Agreement. Tell us how you made this acquisition since we did not see the issuance of any stock or any increases in assets.

Item 9A(T). Controls and Procedures, page 29

4. Your assessment of internal control over financial reporting does fully address all the requirements of Item 308(a) of Regulation S-K. Although Item 308 does not specify the exact content of management's annual report on internal control over financial reporting, management should tailor the wording of the report to fit your company's particular circumstances. However, management's annual report on internal control over financial reporting must state or disclose the following:

- Management's responsibility for establishing and maintaining adequate internal control over financial reporting for the company.

- The framework used by management as criteria for evaluating the effectiveness of internal control over financial reporting.

Please revise your report in future filings to address these items.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director